This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

August 30, 2004

Item 3.

Press Release

Press release was issued in Vancouver, British Columbia for distribution on Canada NewsWire on August 31, 2004

Item 4.

Summary of Material Change

The Issuer closed a private placement of 150,000 Flow-Through Common Shares at a price of $2.25 per share and 2,250 Agent Flow-Through Common Shares at a price of $2.25 per share exercisable for a period of one year from the date of Closing, for gross proceeds of $337,500.00.

Item 5.

Full Description of Material Change

The Issuer closed a private placement of 150,000 Flow-Through Common Shares at a price of $2.25 per share and 2,250 Agent Flow-Through Common Shares at a price of $2.25 per share exercisable for a period of one year from the date of Closing, for gross proceeds of $337,500.00.

A commission of 3% of the total gross proceeds realized from the placement is to be payable, such commission to be satisfied as to ½ by the issue of flow through shares and the balance by cash.

Part of these funds will be used to accelerate the ongoing diamond drill program on the Siwash Vein area of the Company’s Elk Gold property near Merritt, B.C. as well as for general mining exploration in Canada.

Item 6.

Reliance on Section 74(3) of the Act

No reliance is made on Section 74(3) as to confidentiality.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 31th day of August, 2004.

ALMADEN MINERALS LTD.

“James E. McInnes”

By:

Director

(Official Capacity)

James E. McInnes

(Please print here name of individual whose signature appears above.)